Sub-Item 77C
              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                        INVESCO CAPITAL DEVELOPMENT FUND

A Special Meeting ("Meeting") of Shareholders of Invesco Capital Development Fund ("Fund") was held on April 2, 2012 and was adjourned until April 16, 2012, and further adjourned until April 30, 2012. The Meeting on April 30, 2012 was held for the following purpose:

(1)     Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:


                                                     Votes        Votes       Broker
Matter                                Votes For     Against      Abstain     Non-Votes
------                                ----------   ----------   ----------   ----------
(1) Approve an Agreement and Plan
  of Reorganization.                  18,084,794      518,057    1,132,006            0